Exhibit 12.1
Time Warner Cable Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed
Charges and Preferred Dividend Requirements
($ in millions)

	Six Months Ended
	June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$907	$771	$1,556	$1,302	$1,085	$784	$(9,038)
Interest expense	459	250	690	501	491	514	407
Amortization of capitalized interest	1	1	2	2	2	2	2
Portion of rents representative of an interest factor	30	24	50	32	33	30	27
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—	—	—
Adjustment for partially owned subsidiaries and 50% owned companies	79	79	135	119	90	89	159
Undistributed losses (earnings) of less than 50% owned companies	56	(2)	4	4	6	23	29

Total earnings	$1,532	$1,123	$2,437	$1,960	$1,707	$1,442	$(8,414)

Fixed Charges:
Interest expense	$459	$250	$690	$501	$491	$514	$407
Capitalized interest	3	—	2	1	1	1	1
Portion of rents representative of an interest factor	30	24	50	32	33	30	27
Preferred stock dividend requirements of majority-owned subsidiaries	—	—	—	—	—	—	—
Adjustment for partially owned subsidiaries and 50% owned companies	—	38	43	60	39	35	45

Total fixed charges	$492	$312	$785	$594	$564	$580	$480

Pretax income necessary to cover preferred dividend requirements	—	—	—	—	—	—	—

Total combined	$492	$312	$785	$594	$564	$580	$480

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	3.1x	3.6x	3.1x	3.3x	3.0x	2.5x	$(8,894)

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	3.1x	3.6x	3.1x	3.3x	3.0x	2.5x	$(8,894)